Exhibit 99.2
Prenetics Global Limited
(Incorporated in the Cayman Islands with limited liability)
Condensed Consolidated Financial Statements
For the six months ended June 30, 2025

Condensed Consolidated Statement of Profit or Loss and Other Comprehensive Income
For the six months ended June 30, 2025
(All amounts in thousands of U.S. dollars ("$"), except for share and per share data)

		June 30,	June 30,
	Note	2025	2024
Continuing operations
Revenue	3	$32,276	$5,846
Direct costs		(19,099)	(899)
Gross profit		13,177	4,947
Other income and other net gain	5	8	1,101
Selling and distribution expenses		(9,590)	(2,750)
Research and development expenses		(3,219)	(4,801)
Administrative and other operating expenses		(18,803)	(12,969)
Operating loss from continuing operations		(18,427)	(14,472)
Fair value loss on financial assets at fair value through profit or loss		(100)	(141)
Fair value loss on warrant liabilities		(700)	(87)
Share of loss of equity-accounted investees, net of tax		(409)	(671)
Other finance costs		(141)	(19)
Loss before taxation	6	(19,777)	(15,390)
Income tax credit	7	13	208
Loss from continuing operations		(19,764)	(15,182)
Discontinued operation
Loss from discontinued operation, net of tax	8	(3,979)	(5,015)
Loss for the period		(23,743)	(20,197)
Other comprehensive expense
Items that will not be reclassified subsequently to profit or loss:
Share of other comprehensive income of equity-accounted investees		(294)	—
Gain on revaluation of intangible assets		285	—
Item that may be reclassified subsequently to profit or loss:
Exchange difference on translation of foreign operations		397	(771)
Other comprehensive expense for the period		388	(771)
Total comprehensive expense for the period		$(23,355)	$(20,968)
Loss attributable to:
Equity shareholders of Prenetics		$(22,800)	$(19,290)
Non-controlling interests		(943)	(907)
		$(23,743)	$(20,197)

Total comprehensive expense attributable to:
Equity shareholders of Prenetics		$(22,423)	$(19,926)
Non-controlling interests		(932)	(1,042)
		$(23,355)	$(20,968)
The accompanying notes are an integral part of these condensed consolidated financial statements.

Condensed Consolidated Statement of Financial Position
At June 30, 2025
(All amounts in thousands of U.S. dollars ("$"))

		June 30,	December 31,
	Note	2025	2024
Assets
Property, plant and equipment	10	$2,744	$3,780
Intangible assets		273	488
Cryptocurrency	11	20,285	—
Goodwill		8,194	8,194
Interests in equity-accounted investees		66,693	67,396
Financial assets at fair value through profit or loss		1,103	1,103
Other non-current assets	12	449	451
Non-current assets		99,741	81,412

Deferred expenses - current	14	—	3,549
Inventories	13	4,297	4,736
Trade receivables	14	1,845	1,372
Deposits, prepayments and other receivables	14	8,151	7,488
Amount due from a disposal group		2,012	2,630
Amount due from a related company		21	3
Financial assets at fair value through profit or loss		10,462	10,562
Cash and cash equivalents		17,249	45,406
Current assets		44,037	75,746
Assets classified as held for sale		55,328	59,044
Total assets		$199,106	$216,202

Liabilities
Deferred tax liabilities		$5	$25
Warrant liabilities	17	875	175
Lease liabilities	16	1,048	1,760
Other non-current liabilities	15	228	230
Non-current liabilities		2,156	2,190

Trade payables		4,958	2,007
Accrued expenses and other current liabilities	15	8,692	7,099
Contract liabilities		6,623	6,475
Lease liabilities	16	1,526	1,691
Tax payable		13	13
Current liabilities		21,812	17,285
Liabilities associated with assets classified as held for sale		24,246	25,370
Total liabilities		48,214	44,845

Condensed Consolidated Statement of Financial Position - continued
At June 30, 2025
(All amounts in thousands of U.S. dollars ("$"))

		June 30,	December 31,
	Note	2025	2024
Equity
Share capital	18	20	19
Reserves		119,880	137,754
Amounts recognized in other comprehensive income and accumulated in equity relating to non-current assets held for sale		31,082	33,673
Total equity attributable to equity shareholders of the Company		150,982	171,446
Non-controlling interests		(90)	(89)
Total equity		150,892	171,357
Total equity and liabilities		$199,106	$216,202
The accompanying notes are an integral part of these condensed consolidated financial statements.

Condensed Consolidated Statement of Changes in Equity
For the six months ended June 30, 2025
(All amounts in thousands of U.S. dollars ("$"))

	Attributable to equity shareholders of the Company
	Share capital	Share premium	Treasury stock	Translation reserve	Cryptocurrency revaluation reserve	Other reserve	Capital reserve	Accumulated losses	Sub-total	Non- controlling interests	Total
Balance at January 1, 2024	$18	$853,202	$(62)	$(2,222)	$—	$(253,833)	$80,005	$(470,768)	$206,340	$3,799	$210,139
Total comprehensive (expense)/income for the year
Loss for the year	—	—	—	—	—	—	—	(19,290)	(19,290)	(908)	(20,198)
Other comprehensive (expense)/income for the year	—	—	—	(636)	—	—	—	—	(636)	(133)	(769)
Total comprehensive income/(expense) for the year	—	—	—	(636)	—	—	—	(19,290)	(19,926)	(1,041)	(20,967)
Change in fair value of liabilities for puttable financial instrument	—	—	—	—	—	(1,085)	—	—	(1,085)	—	(1,085)
Equity-settled share-based transactions	—	—	—	—	—	—	3,473	—	3,473	—	3,473
Issuance of shares for restricted share unit	—	—	—	—	—	—	—	—	—	—	—
Issuance of shares to advisors	1	(1)	—	—	—	—	—	—	—	—	—
Repurchase of shares	—	—	(576)	—	—	—	—	—	(576)	—	(576)
Adjustments of held for sales	—	—	—	17	—	—	—	—	17	—	17
Balance at June 30, 2024 (unaudited)	19	853,201	(638)	(2,841)	—	(254,918)	83,478	(490,058)	188,243	2,758	191,001

Balance at January 1, 2025	$19	$857,333	$(639)	$(2,673)	$—	$(253,793)	$87,225	$(517,073)	$170,399	$957	$171,356
Total comprehensive expense for the year
Loss for the year	—	—	—	—	—	—	—	(22,800)	(22,800)	(943)	(23,743)
Other comprehensive expense for the year	—	—	—	91	285	—	—	—	376	11	387
Total comprehensive expense for the year	—	—	—	91	285	—	—	(22,800)	(22,424)	(932)	(23,356)
Change in fair value of liabilities for puttable financial instrument	—	—	—	—	—	(211)	—	—	(211)	—	(211)
Equity-settled share-based transactions	—	—	—	—	—	—	3,012	—	3,012	(15)	2,997
Issuance of shares for restricted share unit	1	—	—	—	—	—	—	—	1	—	1
Adjustments of held for sales	—	—	—	105	—	—	—	—	105	—	105
Balance at June 30, 2025 (unaudited)	20	857,333	(639)	(2,477)	285	(254,004)	90,237	(539,873)	150,882	10	150,892

Condensed Consolidated Statement of Cash Flows
For the six months ended June 30, 2025
(All amounts in thousands of U.S. dollars ("$"))

	June 30,	June 30,
	2025	2024
Cash flows from operating activities
Loss for the period	(23,743)	(20,197)
Adjustments for:
Bank interest income	(768)	(607)
Depreciation	1,813	1,234
Amortization of intangible assets	876	485
Other finance costs	147	16
Fair value loss on financial assets at fair value through profit or loss	100	—
Fair value loss on warrant liabilities	700	(81)
Net foreign exchange losses	232	(641)
(Gain)/loss on disposal of property, plant and equipment	(5)	20
Write-off on inventories	689	—
Share of loss of equity-accounted investees	419	216
Equity-settled share-based payment expenses	2,996	1,937
Income tax credit	(170)	(208)
	(16,714)	(17,826)
Changes in:
Decrease in deferred expenses	3,549	2,088
(Increase)/decrease in inventories	(317)	311
Decrease/(increase) in trade receivables	739	(48)
Increase in deposits, prepayments and other receivables	(1,082)	(432)
(Increase)/decrease in amounts due from related companies	(18)	3
Decrease in amounts due from equity-accounted investees	—	6
Decrease/(increase) in other non-current assets	74	(215)
Increase/(decrease) in trade payables	2,234	(32)
Increase/(decrease) in accrued expenses and other current liabilities	2,127	(1,062)
Increase/(decrease) in contract liabilities	151	(568)
Decrease in other non-current liabilities	(1)	(358)
Cash used in operating activities	(9,258)	(18,133)
Income taxes paid	—	—
Net cash used in operating activities	(9,258)	(18,133)

Condensed Consolidated Statements of Cash Flows - continued
For the six months ended June 30, 2025
(All amounts in thousands of U.S. dollars ("$"))

	June 30,	June 30,
	2025	2024
Cash flows from investing activities
Payment for purchase of property, plant and equipment	—	—
Proceeds from disposal of property, plant and equipment	5	—
Payment for purchase of cryptocurrency	(20,000)	—
Proceeds from redemption of short-term deposits	—	16,000
Interest received	768	607
Net cash (used in)/from investing activities	(19,227)	16,607
Cash flows from financing activities
Capital element of lease rentals paid	(1,204)	(621)
Interest element of lease rentals paid	(148)	(17)
Proceeds from issuance of shares	1	—
Net cash used in financing activities	(1,351)	(638)
Net decrease in cash and cash equivalents	(29,836)	(2,164)
Cash and cash equivalents at the beginning of the year	52,251	45,706
Effect of foreign exchange rate changes	(407)	(93)
Cash and cash equivalents at the end of the year, represented by	$22,008	$43,449
- Cash and cash equivalents	$17,249	$37,385
- Cash and cash equivalents held for sales	4,759	6,064
	$22,008	$43,449

Notes to the condensed consolidated financial statements
For the six months ended June 30, 2025
(All amounts in thousands of U.S. dollars ("$"), except for share, and otherwise stated)
1    Basis of preparation
The condensed consolidated financial statements of Prenetics Global Limited and its subsidiaries (collectively, the “Group”) for the six months ended 30 June 2025 have been prepared in accordance with International Accounting Standard 34 ("IAS 34") Interim Financial Reporting issued by the International Accounting Standards Board ("IASB"). The Group has prepared the consolidated financial statements on the basis that it will continue to operate as a going concern.
The condensed consolidated financial statements do no include all the information and disclosures required in the annual consolidated financial statements, and should be read in conjunction with the Group's annual consolidated financial statements as at December 31, 2024.
Restatement relating to the ACT Genomics disposition
On 18 June 2025, the Prenetics Global Limited (the "Company") announced that the Company had entered into a definitive agreement to divest its 70% equity interest in ACT Genomics Holdings Company Limited (“ACT Genomics”). The disposal was completed on October 1, 2025, on which date control of ACT Genomics passed to the acquirer. The comparative figures in the condensed consolidated financial statements have been restated to re-present the results of ACT Genomics as a discontinued operation.
2    Accounting policies
The condensed consolidated financial statements have been prepared on the historical cost basis except for certain financial instruments, which are measured at revalued amounts or fair values, as appropriate.
Other than additional/change in accounting policies resulting from application of amendments to IFRS Accounting Standards issued by the IASB and application of certain accounting policies which became relevant to the Group in the current interim period, the accounting policies and methods of computation used in the condensed consolidated financial statements for the six months ended June 30, 2025 are the same as those presented in the Group’s annual consolidated financial statements for the year ended December 31, 2024.
Application of amendments to IFRS Accounting Standards
In the current interim period, the Group has applied the following amendments to IFRS Accounting Standards issued by the IASB, for the first time, which are mandatorily effective for the Group's annual period beginning on June 30, 2025 for the preparation of the Group’s condensed consolidated financial statements:

Amendments to IAS 21	Lack of Exchangeability
The application of the amendments to IFRS Accounting Standards issued by the IASB in the current interim period has had no material impact on the Group's financial positions and performance for the current and prior periods and/or on the disclosures set out in these condensed consolidated financial statements

3    Revenue
The Group derives its revenue from contracts with customers for the transfer of goods and services both at a point in time and over time, across the following major product lines. The disclosure of revenue by product line is consistent with the revenue information that is disclosed for each reportable segment under IFRS 8 Operating Segments ("IFRS 8") (see note 4).
Disaggregation of revenue

	June 30,	June 30,
	2025	2024
		(Restated)
Continuing operations
External revenue by product line
Prevention - genetic testing	$4,753	$5,846
Consumer health - health and wellness solutions	15,486	—
Consumer health - sports distribution	12,037	—
	$32,276	$5,846

	June 30,	June 30,
	2025	2024
		(Restated)
Continuing operations
External revenue by timing of revenue
Goods transferred at a point in time	$27,262	$—
Services transferred at a point in time	4,753	5,846
Services transferred overtime	261	—
	$32,276	$5,846
Revenue expected to be recognized in the future arising from contracts with customers in existence at the report date
As at June 30, 2025 and December 31, 2024, the amount of service fee income allocated to the remaining performance obligations under the Group’s existing non-refundable contracts were $6,623 and $6,475, respectively. The Group will recognize the expected revenue in the future when the performance obligations are fulfilled, which may be after one year from the end of the reporting period. Such amount does not include any variable consideration.

4    Segment information
Products and services from which reportable segments derive their revenues
The Group manages its businesses by divisions, which are organized based on the nature of the products and services offered. For management purposes, the Group is divided into two reportable segments under IFRS 8, which align with how the Group’s Chief Operating Decision Maker (the "CODM") reviews financial performance and allocates resources.
The Group operates its businesses in three reportable segments: (i) Prevention segment, and (ii) Consumer Health segment. The Group’s reportable segments are as follows:
1.Prevention being the design and sale of genetic testing; and
2.Consumer Health being provision of consumer health products, including health and wellness products, and fulfillment and distribution services of sports nutrition products.

4    Segment information (continued)
The following is an analysis of the Group’s revenue and gross profit from continuing operations by reportable segments. Performance is measured based on gross profit from continuing operations, as included in the internal management reports that are reviewed by the CODM:

	Prevention	Consumer Health	Unallocated	Total from continuing operations
For the six months ended June 30, 2025
Revenue	$4,752	$27,524	$—	$32,276
Gross profit	3,995	9,182	—	13,177
For the six months ended June 30, 2024 (Restated)
Revenue	5,846	n/a	—	5,846
Gross profit	4,947	n/a	—	4,947
Unallocated direct costs represent the unallocated depreciation and amortization related to property, plant and equipment and intangible assets commonly used across segments, and certain staff costs commonly worked across segments.
Segment revenue from continuing operations reported above represents revenue generated from external customers. There were no inter-segment sales for the six months ended June 30, 2025 and 2024.
No analysis of the Group’s assets and liabilities by reportable segment is disclosed as they are not regularly provided to the CODM for review.
Segment gross profit represents the gross profit earned by each segment without allocation of certain direct costs associated with depreciation and amortization and certain staff costs commonly used across segments. This is the measure reported to the CODM for the purposes of resource allocation and performance assessment.
The following is the reconciliation of the reportable segments' gross profit from continuing operation to the loss before taxation for the six months ended June 30, 2025 and 2024.

	June 30,	June 30,
	2025	2024
		(Restated)
Gross profit	13,177	4,947
Other income and other net gain	8	1,101
Selling and distribution expenses	(9,590)	(2,750)
Research and development expenses	(3,219)	(4,801)
Administrative and other operating expenses	(18,803)	(12,969)
Operating loss from continuing operations	(18,427)	(14,472)
Fair value loss on financial assets at fair value through profit or loss	(100)	(141)
Fair value loss on warrant liabilities	(700)	(87)
Share of loss of equity-accounted investees, net of tax	(409)	(671)
Other finance costs	(141)	(19)
Loss before taxation	(19,777)	(15,390)
Revenues from major products and services
The Group’s revenues from continuing operations from its major products and services are disclosed in note 3.

4    Segment information (continued)
Geographical information
Information about the Group's revenue from continuing operations from external customers is presented based on the location of the customers. Information about the Group's non-current assets is presented based on the geographical location of the assets.
Continuing operations

	Revenue from external customers		Non-current assets
	June 30,	June 30,	June 30,	December 31,
	2025	2024	2025	2024
		(Restated)		(Restated)
Hong Kong	$6,617	$5,846	$68,010	$69,307
The United States	25,659	—	30,426	10,764
Rest of the world	—	—	202	238
	$32,276	$5,846	$98,638	$80,309
Non-current assets exclude those relating to discontinued operation, financial assets at fair value through profit or loss and deferred tax assets.
Information about major customers
No single customer from continuing operations contributed 10% or more to the Group's revenue from continuing operations during the six months ended June 30, 2025 and 2024.

5    Other income and other net gain

	June 30,	June 30,
	2025	2024
		(Restated)
Continuing operations
Government subsidies (Note)	$79	$—
Bank interest income	731	1,047
Net foreign exchange (losses)/gains	(841)	34
Sundry income	39	20
	$8	$1,101
Note:    During the six months ended 30 June 2025, the Group obtained government subsidies of $79 under the Research Talent Hub program of Innovation and Technology Fund, administered by the Innovation and Technology Commission of The Government of Hong Kong Special Administrative Region. The Research Talent Hub aims to provide funding support for companies undertaking research and development projects funded by the Innovation and Technology Fund to engage research talent to conduct research and development work.

6    Income tax credit

	June 30,	June 30,
	2025	2024
		(Restated)
Continuing operations
Current tax - Overseas
Current period	$(7)	$—
Deferred tax
Origination and reversal of temporary differences	20	208
Tax credit	$13	$208
The provision for Hong Kong Profits Tax is calculated by applying the estimated annual effective tax rate of 16.5% for the six months ended June 30, 2025 and 2024, except for one subsidiary of the Group which is a qualifying corporation under the two-tiered Profits Tax rate regime.
The U.S. federal tax rate is 21% for the six months ended June 30, 2025 and 2024.
Taxation for other overseas subsidiaries and branch is charged at the appropriate current rates of taxation ruling in the relevant countries.

7    Loss for the period
Loss for the period has been arrived at after charging:
(a)Other finance costs

	June 30,	June 30,
	2025	2024
		(Restated)
Continuing operations
Interest expenses on lease liabilities	$141	$19
(b)Staff costs

	June 30,	June 30,
	2025	2024
		(Restated)
Continuing operations
Salaries, wages and other benefits	$10,740	$8,483
Contributions to defined contribution retirement plan	45	69
Equity-settled share-based payment expenses	2,005	3,273
	$12,790	$11,825
Represented by:
Direct costs	$1,139	$71
Selling and distribution expenses	767	495
Research and development expenses	3,168	4,348
Administrative and other operating expenses	7,716	6,911
Total staff costs	$12,790	$11,825

7    Loss for the period - continued
(c)Other items

	June 30,	June 30,
	2025	2024
		(Restated)
Continuing operations
Cost of inventories	$8,650	$150
Depreciation of
- property, plant and equipment	216	581
- right-of-use assets	822	500
Amortization of intangible assets	210	230
Auditor’s remuneration	436	454
Freight and delivery charges	8,680	394
Total depreciation and amortization charges represented by:
Direct costs	$81	$172
Research and development expenses	43	125
Administrative and other operating expenses	1,124	1,013
Total depreciation and amortization charges	$1,248	$1,310

8    Discontinued operation
On June 18, 2025, the Company entered into a sale and purchase agreement to dispose of its entire interests in ACT Genomics and its subsidiaries to customary closing conditions.
The assets and liabilities attributable to ACT Genomics, which are expected to be transferred to the acquirer upon completion within twelve months, have been classified as a disposal group held for sale in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations ("IFRS 5") and are presented separately in the condensed consolidated statement of financial position. In accordance with IFRS 5, the comparative figures for the six months ended June 30, 2024 have been restated to present the results of ACT Genomics as a discontinued operation.
The net proceeds of disposal are expected to exceed the net carrying amount of the disposal group and accordingly, no impairment loss has been recognized.
The major classes of assets and liabilities of ACT Genomics classified as held for sale are as follows:

Property, plant and equipment	$3,785
Intangible assets	10,434
Goodwill	29,170
Interests in equity-accounted investees	866
Other non-current assets	829
Inventories	1,898
Trade receivables	2,663
Deposits, prepayments and other receivables	924
Cash and cash equivalents	4,759
Total assets classified as held for sale	$55,328

Deferred tax liabilities	$1,987
Other non-current liabilities	98
Trade payables	945
Accrued expenses and other current liabilities	2,788
Amount due to PRE	1,897
Contract liabilities	18
Lease liabilities	1,993
Liabilities for puttable financial instrument	14,520
Total liabilities classified as held for sale	$24,246
Cumulative amount of $30,965 relating to the disposal group classified as held for sale has been recognized in other comprehensive income and included in equity.

8    Discontinued operation - continued
Results of discontinued operation

	June 30,	June 30,
	2025	2024
		(Restated)
Revenue	$6,053	$6,606
Direct costs	(3,620)	(3,922)
Gross profit	2,433	2,684
Other income and other net losses	471	400
Selling and distribution expenses	(1,385)	(1,565)
Research and development expenses	(872)	(956)
Administrative and other operating expenses	(4,767)	(5,811)
Loss from operating activities	(4,120)	(5,248)
Share of (loss)/gain of equity-accounted investees, net of tax	(10)	91
Other finance costs	(6)	(25)
Loss from discontinued operation before taxation	(4,136)	(5,182)
Income tax credit	157	167
Loss from discontinued operation, net of tax	$(3,979)	$(5,015)

Loss per share
Basic	(0.23)	(0.34)
Diluted	(0.23)	(0.34)
The loss from discontinued operation of $3,037 and $4,109 was attributable to the equity shareholders of the Company and $942 and $906 was attributable to the non-controlling interests for the six months ended June 30, 2025 and 2024, respectively. The total comprehensive expense from continuing operations of $19,375 and $15,951 was attributable entirely to the equity shareholders of the Company and $1 and $2 was attributable to the non-controlling interests for the six months ended June 30, 2025 and 2024, respectively.

9    Loss per share
From continuing and discontinued operations
The calculation of basic and diluted loss per share from continuing and discontinued operations attributable to owners of the Company is based on the following data:

	June 30,	June 30,
	2025	2024
		(Restated)
Loss
Loss for the purpose of basic and diluted loss per share being net loss attributable to equity shareholders of the Company
- from continuing operations	$(19,763)	$(15,181)
- from discontinued operation	(3,037)	(4,109)
	$(22,800)	$(19,290)
Number of shares
Weighted-average number of ordinary shares for the purposes of basic and diluted loss per share	13,126,271	12,219,121
At June 30, 2025, 755,870 shares underlying restricted share units (RSUs) and 1,492,307 shares underlying warrants were excluded from the diluted weighted-average number of ordinary shares calculation because their effect would have been anti-dilutive. At December 31, 2024, 1,214,951 shares underlying restricted share units (RSUs) and 1,492,307 shares underlying warrants were excluded from the diluted weighted-average number of ordinary shares calculation because their effect would have been anti-dilutive.
10    Property, plant and equipment
During the six months ended June 30, 2025, the Group had no addition incurred. During the six months ended June 30, 2024, the Group incurred $884 for leasehold improvement for a new warehouse. No material write-off or disposal were incurred during both six months ended June 30, 2025 and 2024.

11    Cryptocurrency
The Company’s holdings of cryptocurrency consist of the following:

	June 30,	December 31,
	2025	2024
Bitcoin	$20,285	$—
The movement in the Group's cryptocurrency holdings was as follows:

	Number of Bitcoin	Amount
Balance at January 1	—	$—
Acquisition of cryptocurrency	187.42	20,000
Revaluation adjustment	—	285
Balance at June 30	187.42	$20,285
Cryptocurrency held are revalued each reporting period based on the fair market value of the price of Bitcoin on the reporting date. At June 30, 2025, the price of Bitcoin was $108,235, resulting in total revaluation gain of $285.
Cryptocurrency were measured at fair value using the quoted prices on the Kraken during the six months ended June 30, 2025. The Company began using Kraken for determining the fair value of its cryptocurrency as its principal market during the six months ended June 30, 2025. The Company believes any price difference between the principal market and an aggregated price to be immaterial.

12    Other non-current assets

	June 30,	December 31,
	2025	2024
		(Restated)
Deposits and prepayments	$449	$451
The balances are classified as non-current assets as they are either expected to be (i) recovered or recognized as expense after one year, or (ii) capitalized as property, plant and equipment after the end of the reporting period.

13    Inventories

	June 30,	December 31,
	2025	2024
		(Restated)
Consumables and reagent	$374	$397
Work in progress	—	19
Finished goods	3,923	4,320
	$4,297	$4,736
For the six months ended June 30, 2025 and 2024, inventories of $8,650 and $150, respectively, were recognized as an expense during the year and included in ‘direct costs’.
In addition, inventories have been reduced by $675 and $19 as a result of the write-down to net realizable value for the six months ended June 30, 2025 and 2024, respectively. This write-down was recognized as an expense during 2025 and 2024. The write-downs are included in ‘direct costs’.
All inventories are expected to be recovered within one year.

14    Trade and other receivables and deferred expenses

	June 30,	December 31,
	2025	2024
		(Restated)
Trade receivables, net of loss allowance	$1,845	$1,372
Deposits, prepayments and other receivables
- deposits	308	465
- prepayments	7,507	6,736
- other receivables	336	287
	8,151	7,488
Deferred expenses (note)	—	3,549
	$9,996	$12,409
Note:    Deferred expenses represent advance payments for employee-related costs, which were amortized over the relevant service periods and recognized as expenses when the related services are rendered. Amounts expected to be amortized within one year are classified as current assets.
All trade receivables, deposits, prepayments and other receivables are expected to be recovered or recognized as expense within one year. Trade receivables are due within 30 to 90 days from the date of billing.

15    Accrued expenses and other current liabilities

	June 30,	December 31,
	2025	2024
		(Restated)
Current
Accrued staff costs	$548	$495
Accrued expenses	7,963	5,119
Accrued professional fee	47	43
Deposit liabilities	37	507
Other payables and accruals	97	935
	8,692	7,099
Non-current
Other non-current liabilities	228	230
	$8,920	$7,329
All of the accrued expenses and other current liabilities are expected to be settled within one year or repayable on demand.

16    Lease liabilities

	June 30,	December 31,
	2025	2024
Within 1 year	$1,526	$1,691
After 1 year but within 2 years	1,009	1,325
After 2 years but within 5 years	39	435
After 5 years	—	—
	1,048	1,760
Total	$2,574	$3,451

17    Warrant liabilities
The reverse recapitalization has included the issuance of 1,492,307 warrants. Each warrant entitles the holder to purchase one Class A ordinary share of the Company at an exercise price of $8.91 per whole share (equivalent to $133.65 per whole share after reverse stock split). The warrants are exercisable from May 18, 2022 and will expire on May 18, 2027.
The warrants are listed on NASDAQ under the trading symbol “PRENW” and are measured based on the market price.
Movement of the balance during the six months ended June 30, 2025 and 2024 is as follow:

	2025	2024
Balance at January 1	$175	$224
Change in fair value recognized in profit or loss	700	87
Balance at June 30	$875	$311

18    Share capital
Movement in ordinary shares of the Company
Authorized and issued share capital

		2025		2024
	Note	No. of shares		No. of shares
Authorized Class A ordinary shares of $0.0015 each	(i)	30,000,001	$45	30,000,001	$45
Authorized Class B ordinary shares of $0.0015 each	(i)	3,333,333	5	3,333,333	5
		33,333,334	$50	33,333,334	$50
Class A ordinary shares, issued and fully paid:
Balance at January 1		11,403,872	$17	10,624,228	$16
Share issued for vesting of RSUs		545,160	1	12,026	—
Share issued for advisors	(ii)	—	—	465,139	1
Balance at June 30	(iii)	11,949,032	$18	10,636,254	$16
Class B ordinary shares, issued and fully paid:
Balance at January 1 and June 30	(iv)	1,580,972	$2	1,580,972	$2
Total share capital			$20		$18
Notes:
(i)The authorized share capital of the Company is $50 divided into 33,333,334 shares with a par value of $0.0001 each (equivalent to $0.0015 each after reverse stock split), of which (i) 30,000,001 shares shall be designated as Class A Ordinary Shares; (ii) 3,333,333 shares shall be designated as convertible Class B Ordinary Shares. The share capital would reflect the par value with the excess recorded as share premium.
(ii)The Company issued shares to advisors during the six months period ended June 30, 2024.
(iii)Class A ordinary shareholders are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the Company. All ordinary shares rank equally with regard to the Group’s residual assets.
(iv)Class B ordinary shareholders are entitled to receive dividends as declared from time to time and are entitled to twenty vote per share at meetings of the Company. All ordinary shares rank equally with regard to the Group’s residual assets.

19    Equity-settled share-based transactions
On June 16, 2021, Prenetics HK terminated two share option schemes which were approved in 2014 and 2016 (collectively as the “Option Schemes”) and one restricted share scheme which was approved in 2017 (the “Restricted Share Scheme”), and were rolled up to a new ESOP scheme of PHCL (the “PHCL 2021 Plan”).
Following the consummation of the reverse recapitalization, no further awards would be granted under the PHCL 2021 Plan and all RSU with respect to PHCL ordinary shares that were outstanding under the PHCL 2021 Plan have been replaced by Prenetics 2022 Share Incentive Plan (the “Prenetics 2022 Plan”). There was no incremental fair value in addition to the original grant-date fair value of those cancels under PHCL 2021 Plan as a result of the replacement with Prenetics 2022 Plan.

19    Equity-settled share-based transactions - continued
(a)Prenetics 2022 Plan
The number of RSUs and aggregate fair value of RSUs granted to certain employees, directors and third parties under Prenetics 2022 Plan were as follows:

Grant date	Number of RSUs	Closing price per ordinary share less subscription price per ordinary share	Aggregate fair value of the RSUs
On May 18, 2022	144,522	$7.64	$1,104,148
On June 30, 2022	2,446,557	4.04	9,884,090
On December 31, 2022	946,330	2.00	1,892,660
On February 1, 2023	66,666	1.49	99,332
On June 23, 2023	16,486,108	0.90	14,874,763
On June 30, 2023	2,403,529	0.79	1,903,341
On December 31, 2023	7,928	3.39	26,855
On June 3, 2024	176,902	5.43	960,158
On June 28, 2024	24,590	5.92	145,574
On June 30, 2024	75,665	4.69	355,038
On July 2, 2024	38,800	4.26	165,254
On July 15, 2024	20,833	3.17	66,041
On August 1, 2024	13,971	5.60	78,238
On August 22, 2024	26,786	2.50	66,965
On September 9, 2024	20,576	4.59	94,444
On October 7, 2024	30,364	2.13	64,675
On December 1, 2024	6,696	4.47	29,931
On December 31, 2024	15,805	5.80	91,669
On January 30, 2025	18,484	5.41	100,000
On March 1, 2025	40,650	4.92	200,000
On April 8, 2025	2,500	3.65	9,125
On May 23, 2025	57060	10.31	588289
On June 1, 2025	538	9.3	5003
On June 16, 2025	9,352	7.01	65,558
On June 30, 2025	60,975	8.52	519,507
The RSUs granted were measured at the closing price per ordinary share less subscription price per ordinary share on grant date. The Company recognized employee share-based compensation benefits over the vesting period.
The RSUs outstanding at June 30, 2025 had an exercise price ranged from 0.001 to 2.96 per ordinary share (2024: from 0.001 to 2.96 per ordinary share), and a range of vesting period up to 3 years (2024: up to 3 years).

19    Equity-settled share-based transactions - continued
The number and weighted average exercise prices of the RSUs are as follows:

	2025		2024
	Weighted average exercise price	Number of RSUs	Weighted average exercise price	Number of RSUs
Balance at January 1	$0.06	9,906,708	$0.06	11,081,359
Granted	—	196,255	0.70	277,157
Cancelled	2.25	(56,703)	2.96	(1,692)
Exercised	0.002	(6,926,398)	—	—
Outstanding balance at June 30	$0.06	3,119,862	$0.06	11,356,824
Exercisable balance at June 30	$0.010	1,466,233	$0.084	1,884,780
During the six months ended June 30, 2025, equity-settled share-based payment expenses in respect of the Prenetics 2022 Plan of $3,054 (2024: $2,764) was recognized in profit or loss, respectively. The remaining balance is recognized in profit or loss over the remaining vesting period.
(b)PHCL 2021 Plan
Details of the RSUs outstanding at June 30, 2025 and 2024 are as follows:

	Number of instruments
	June 30,	December 31,
	2025	2024
RSUs granted to directors	—	821,111
RSUs granted to employees	—	2,126
RSUs granted to third parties	11,710	11,710
	11,710	834,947
Under the PHCL 2021 Plan, PHCL granted 3,933,063 RSUs to certain employees, directors and third parties on June 16, 2021 and 63,934 RSUs in December 2022 to certain directors, employees and third parties, respectively.
The fair value of services received in return for the RSUs granted was measured by reference to the fair value of share options granted in 2021 and 2022. The estimate of the fair value of the share options granted was measured based on Black-Scholes Model. The contractual life of RSUs was used as an input into this model.

2021
Fair value of RSUs and key assumptions
Fair value at measurement date	$13.89 - $18.91
Share price	$13.89 - $18.91
Exercise price	$0.01
Expected volatility	41.03% - 44.26%
Expected option life	1 year
Expected dividends	nil
Risk-free interest rate	1% - 1.13%
Likelihood of achieving a redemption event	5%
Likelihood of achieving a liquidity event	5%

19    Equity-settled share-based transactions - continued
The number and weighted average exercise prices of the RSUs are as follows:

	2025		2024
	Weighted average exercise price	Number of RSUs	Weighted average exercise price	Number of RSUs
Balance at January 1	$0.01	834,947	$0.01	834,947
Exercised	0.01	(823,237)	n/a	—
Forfeited	n/a	—	n/a	—
Cancelled	—	—	—	—
Outstanding balance at June 30	$0.01	11,710	$0.01	834,947
Exercisable balance at June 30	$0.01	11,710	$0.01	834,947
The RSUs outstanding at June 30, 2025 had a weighted average exercise price of $0.01 per ordinary share (2024: $0.01 per ordinary share).
The aggregate fair value of the RSUs granted to the selected employees on the dates of grants on June 30, 2021 and December 31, 2021 was $54,646 ($13.89 per share) and $1,209 ($18.91 per share) respectively. The Company recognized employee share-based compensation benefits according to the restriction conditions.
During the six months ended June 30, 2025, no equity-settled share-based payment expenses in respect of the PHCL 2021 Plan was recognized in profit or loss.
During the six months ended June 30, 2024, equity-settled share-based payment expenses in respect of the PHCL 2021 Plan of $557 was recognized in profit or loss.

20    Related parties
Apart from balances and transactions disclosed elsewhere in these condensed consolidated financial statements, the Group has also entered into the following related party transactions under the normal course of the Group’s business:

	June 30,	June 30,
	2025	2024
		(Restated)
Services recharge received from a related party (Note(a))	$15	$15
Services recharge received from an equity-accounted investee (Note(b))	23	—
Notes:
(a)During the six months ended June 30, 2025, the Group entered into transactions with a company in which one of the Group’s directors also holds a key management position. As a result of this common directorship, the counterparty is considered a related party in accordance with IAS 24 Related Party Disclosures. The Group received service fees of $15 (2024: $15) from this related party for the provision of office support services.
(b)Service recharged received from an equity-accounted investee represents the office supporting services. There is $8 and nil outstanding balance at June 30, 2025 and December 31, 2024 in relation to these transactions, respectively.
All transactions were conducted in the ordinary course of business and on an arm’s-length basis.

21    Events after the reporting period
On October 1, 2025, the Group completed the divestment of its 70% equity interest in ACT Genomics on a fully diluted basis for a total consideration of approximately $46.0 million. The transaction was completed subsequent to the reporting period and therefore the gain or loss on disposal has not been recognized in the condensed consolidated financial statements.